March 24, 2025

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Division of Corporation Finance

Attention: John Coleman and Karl Hiller

Re:	Sasol Limited

Request for an extension – SEC File No. 001-31615

Form 20-F for the fiscal year ended June 30, 2024

Filed September 6, 2024

Dear Messrs. Coleman and Hiller,

We received the letter dated March 12, 2025 (the “Comment Letter”) containing comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to Sasol Limited’s Annual Report on Form 20-F for the year ended June 30, 2024. The Comment Letter requested that we respond within ten business days of the date of the Comment Letter.

We are working expeditiously to respond to the Comment Letter, and we respectfully request an extension for our response to the Comment Letter. We will provide responses to the Comment Letter as soon as possible, which we expect to be no later than April 23, 2025, being 30 business days from the date of the Comment Letter. Thank you for your consideration.

Should you require any further information, please do not hesitate to contact us at the information below.

Kind regards,

Sasol Limited

Signed by: Walt Bruns

Signed at:2025-03-24 13:26:48 +02:00

Reason: I approve

By: /s/ Walt Bruns

Walt Burns

Chief Financial Officer

walt.bruns@sasol.com

+27 10 344 8114

Sasol Limited 1979/003231/06

Sasol Place 50 Katherine Street Sandton 2196 South Africa | Private Bag X10014 Sandton 2146 South Africa

Telephone +27 (0)10 344 5000 | Facsimile +27 (0)11 788 5092 | www.sasol.com

Directors: MBN Dube (Chairman) S Baloyi (President and Chief Executive Officer) WP Bruns (Chief Financial Officer) MJ Cuambe (Mozambican) TJ Cumming DGP Eyton (British) M Flöel (Lead Independent Director) (German) KC Harper (American) VD Kahla (Executive) GMB Kennealy S Subramoney

Group Company Secretary: E Viljoen